April 10, 2008

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 26, 2007

Filed December 21, 2007

File #1-3011

Dear Mr. Cash,

This letter responds on behalf of the Company to your comment letter to Lori A. Walker dated March 27, 2008 with respect to the filing listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 7. MD&A – Operations 2007 vs. 2006, page 14

1.

We note that you sold certain intellectual property assets in the fourth quarter of 2007. It appears to us that the gain you recorded as a result of this sale had a significant impact on the trend in your results between FY 2007 and FY 2006; however you provided minimal disclosures to allow investors to understand this transaction. Please tell us and revise future filings to:

•	Disclose the amount of the gain recorded;
•	Clarify the specific nature of the assets you sold and the reason for the sale;
•	Address the potential impact (if any) of the sale on future results;
•	Disclose the nature of the consideration you received;
•	Explain your basis for including the gain in other income based on the provisions of paragraph 45 of SFAS 144; and
•	Provide all the disclosures required by paragraph 47 of SFAS 144 in the notes to your financial statements.

Mr. John Cash

April 10, 2008

We recorded a net after-tax benefit of $10.2 million, which we disclosed on page 44 of our Form 10-K for the fiscal year ended October 26, 2007 in Note 15, “Quarterly Results of Operations.”

The assets we sold were certain trademark registrations in Australia, Fiji, New Zealand and Papua New Guinea that we previously had been licensing to the buyer. We sold the assets because the financial return from the sale was higher than the financial return from continuing the license. The sale concluded our licensing relationship with the buyer, as the buyer purchased all of the trademark registrations it previously had been licensing from us.

The impact of the sale on future results is minimal. Annual royalty income from this license was less than $1 million.

The purchase price was paid to us in cash.

We did not classify this gain in income from continuing operations under the provisions of paragraph 45 of SFAS 144 as the trademark registrations were non-core assets, and the benefit from the sale did not reflect and will not provide any ongoing operating benefits. We also believe that including the gain in income from continuing operations would distort the comparability of operating income over the relevant years.

Based on the above, we do not believe any additional disclosure under the provisions of paragraph 47 of SFAS 144 is necessary.

Item 8. Consolidated Financial Statements

Note 2. Acquisitions and Divestitures, page 31

2.	In future filings, please consider presenting combined pro forma information for your acquisitions or demonstrate that such disclosures are not required. Reference paragraphs 54 and 55 of SFAS 141.

In connection with reporting previous acquisitions, we have considered the requirements of paragraphs 54 and 55 of SFAS 141. In Note 2, “Acquisitions and Divestitures,” we stated for each acquisition that pro forma results of operations were not disclosed as the impact on reported results was not material. We performed this materiality assessment, and these statements were true, both on an individual basis and a combined basis. In future filings, to the extent applicable, we will continue to perform this assessment and disclose that the acquisitions have been reviewed for materiality on an individual basis and a combined basis.

3.

With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the terms of and your accounting for the put and call options related to the minority shares of Huarun Paints. Please clarify how the redemption value was determined at each balance sheet date and explain if there are circumstances in which these shares would not be acquired. Also, please clarify what, if any, impact the mandatorily redeemable stock accrual had on your EPS calculations during FY 2006. Based on your statement of changes in equity, we note there was a $3.4M accrual in FY 2006 however this amount is not included on your statement of income and does not appear to be included in your EPS calculations. We also note your disclosure that “the accruals for the redemption value will be subsequently reversed to net income upon exercise of the put or call option and acquisition of the underlying shares.” Please more fully explain to us your proposed accounting for the acquisition of these shares and the basis for your proposed accounting. Finally, please explain to us how and why the deferred liability for excess cash related to the acquisition of Huarun is appropriately presented in the statement of cash flows.

Terms of the Put and Call Options – As described on page 31 under Note 2, “Acquisitions and Divestitures,” Valspar acquired approximately 80% of the share capital of Huarun on July 26, 2006. A portion of the minority interest shares are subject to puts and calls described in the acquisition documents and are considered mandatorily redeemable shares.

Mr. John Cash

April 10, 2008

At any time from the first anniversary of the closing (July 26, 2007) through the day before the fifth anniversary (July 25, 2011), the holders of the mandatorily redeemable shares have the right to “put” up to 50% of their shares to Valspar for a price based on a multiple of the adjusted earnings of Huarun in the prior year. If the holders of the mandatorily redeemable shares exercise this put right, Valspar has the right to “call” up to 100% of their shares, using the same formula to determine the price. On each of the third and fifth anniversaries of the closing date (July 26, 2009 and July 26, 2011), the minority shareholders have the unilateral right to put 100% of the remaining mandatorily redeemable shares. Valspar has the unilateral right to call 100% of the remaining mandatorily redeemable shares on the same dates. The price in each case would be based on the formula mentioned above.

Accounting for the Put and Call Options – First, we determined that the mandatorily redeemable shares of Huarun should be treated as equity of a public entity, based upon the definition of a non-public entity contained in the glossaries of SFAS 123(R) and SFAS 150. We then considered whether the additional consideration payable to the minority shareholders upon exercise of the put or call options was contingent consideration under the guidance of SFAS 141. We determined that it was not contingent consideration, as any future payments are not contingent on a future event or transaction, nor are they dependent on maintaining or achieving certain earnings levels. Further, the put and call options also do not meet the definition of a derivative under SFAS 133, as the contract does not allow for contractual net settlement, cannot be settled outside the contract through a market mechanism, and the underlying shares are deemed illiquid as they are not publicly traded and thus not considered readily convertible to cash. Furthermore, the puts and calls are not derivatives under EITF Issue 00-4. We concluded that EITF Issue 00-4 was not applicable to this transaction because the put and call settlement price is based upon a formula tied to adjusted earnings and not a fixed price as required by EITF Issue 00-4. Also, because the purchase price formula is tied to Huarun’s operating results after the closing date, the risks and rewards of ownership of the shares are retained by the minority shareholders, rather than by Valspar. We also reviewed the guidance of SFAS 150. The puts and calls are not legally detachable or separately exercisable, as the exercise of the put causes settlement of the shares, and the agreement does not allow for sale of the put apart from the shares. The puts and calls therefore do not meet the criteria of freestanding instruments, and SFAS 150 does not apply. Since SFAS 150 does not apply, the puts and calls were subject to evaluation under the provisions of EITF Issue 00-6 or ASR 268. As EITF Issue 00-6 applies to freestanding derivative financial instruments, and as stated above we have concluded that the puts and calls are not freestanding, the puts and calls are subject to ASR 268. We believe the puts and calls are analogous to “preferred stock” in the definition section of ASR 268 and meet the criteria of ASR 268. They are redeemable at a fixed or determinable price on a fixed or determinable date, redeemable at the option of the holder, or have conditions for redemption that are not solely within the control of the issuer. The combination of the put and the call make the minority interest shares mandatorily redeemable and therefore subject to classification outside of shareholders’ equity in mezzanine equity. While the shares are issued by one of our subsidiaries, they meet the definition of a Redeemable Preferred Stock in ASR 268 in that the shares are redeemable at the option of the holder by exercise of the put option. In our review, we also learned that the SEC staff, in its response to a meeting between a former large accounting firm regarding the accounting for redeemable/puttable common shares that are redeemable at fair value at date of redemption/put, took the following position regarding the accounting for the minority interest (Appendix A from CCH Accounting Research Matters – Minutes from an October 18, 2001 meeting between former large accounting firm (Andersen) and the SEC staff):

“The staff believes it is important to highlight the future cash redemption obligation. Thus, the staff believes the minority interest should be adjusted to the current redemption value at each balance sheet date. The staff believes that the resulting increase or decrease in the minority interest (carrying amount of the redeemable security) should be charged or credited to retained earnings. The staff believes that the fair value adjustment should not affect minority interest in the net income of subsidiaries. However, the adjustment to minority interest should decrease or increase income available to common stockholders in the calculation of earnings per share. If charges or credits are material, separate disclosure of income applicable to common stockholders on the face of the income statement should be provided. The staff observed that under its approach, the numerator in the earnings per share calculation is affected; however, the denominator is not affected because there is no change in the parent company’s outstanding stock...”

Mr. John Cash

April 10, 2008

Determination of Redemption Value at Each Balance Sheet Date – The put and call options were initially recorded at historical book value in mezzanine equity. At each balance sheet date the put options are adjusted to redemption value (with a floor set at book value of the minority interest under “normal” minority interest accounting). The redemption value at each balance sheet date is determined by estimating Huarun’s adjusted earnings over the life of the puts/calls. Updated actual results and updated forecasts for future periods are analyzed at each balance sheet date.

Likelihood of Acquisition of Minority Shares – The parties are not obligated to exercise their put and call rights. However, we believe the minority shareholders will almost certainly exercise their put rights because that is their only method to obtain liquidity, as Huarun’s shares are not publicly traded. Also, if Huarun’s earnings continue to grow, Valspar will have a strong incentive to exercise its call options because the purchase price for the minority shares will continue to rise, and Valspar can only capture the future earnings on the minority shares by purchasing them.

FY 2006 Impact of Mandatorily Redeemable Stock – The Mandatorily Redeemable Stock had an impact, as you noted, of $3.4 million in FY 2006. We reported this amount as an increase to the mezzanine equity account and a decrease in retained earnings in the statement of changes in equity. We did not separately report the accretion as reduction from net income to arrive at net income available to common shareholders, as the amounts involved were not material, as described in SAB Topic 6B. Net income per common share – diluted for FY 2006 was $1.71. The impact of the adjustment would have been $0.03 per share or 1.9% of the total. We determined this amount was immaterial and therefore did not believe separate presentation was required.

Accounting Following Acquisition of Mandatorily Redeemable Shares – We note your question as to the future accounting for any potential acquisition of the Huaran shares upon an exercise of the puts or calls. Our actual disclosure reads as follows:

“The accruals for the redemption value will be subsequently reversed to net income available to common shareholders and acquisition accounting applied upon exercise of the put or call option and the acquisition of the underlying shares.” (emphasis added)

Given the lack of authoritative guidance in this area at the time of our transaction in July 2006, we adopted this position after discussions with our auditors. We believe that, under FASB Statement 141, the carrying amount would need to be adjusted to reflect the traditional minority interest balance to allow for step-acquisition accounting. Extending the Topic D-98 views by analogy to redeemable minority interests, we believe that the adjustment would reverse through equity. We acknowledge there could be other views as to the appropriate accounting to be applied to the reversal of any accrual in order to ultimately apply step-acquisition accounting if and when the puts or calls are exercised. We also understand that EITF Topic D-98 was discussed at the March 2008 EITF meeting. If a purchase of mandatorily redeemable shares were to occur after a change in Topic D-98 or the adoption of FASB Statements 141(R) and 160, then that guidance will be appropriately considered in our position and accounting.

Deferred Liability for Excess Cash – As described in Note 2 on pages 31-32, we recorded a deferred liability of $34.4 million for the “excess cash” due to Huarun minority interest shareholders as part of the purchase accounting for the acquisition of 80% of the share capital of Huarun. During FY 2007, $19.7 million was paid to the minority interest shareholders. The assumption of the initial liability of $34.4 million and the subsequent payment of $19.7 million in FY 2007 were recorded in the Statement of Cash Flows as part of Financing Activities. We accounted for the initial liability as a financing transaction, similar to borrowing cash in order to finance the acquisition. The deferred liability for excess cash was included as part of the purchase price of the acquisition in the calculation of goodwill.

Mr. John Cash

April 10, 2008

4.

With a view towards future disclosure, please more fully explain to us how you accounted for the modification in the terms of the shares awarded under the Huarun Long Term Incentive Plan. Reference SFAS 123(R).

The Huarun Long Term Incentive Plan shares that are referenced in Note 2 were shares awarded to Huarun employees before Valspar acquired 80% of the share capital of Huarun in July 2006. The shares are outstanding minority interest shares. When we initially reviewed the accounting treatment for these shares in October 2006, we treated these shares as liability awards under SFAS 123(R). However, following a December 2006 legal review of the terms of the plan under which the shares were issued, we determined that Valspar had no obligation to purchase the shares, and if we did purchase the shares, we would purchase them at “fair value” on the purchase date. The committee that administers the plan adopted resolutions clarifying the plan to confirm the foregoing points. Accordingly, these shares were re-classified as equity awards in the Statement of Changes in Equity on page 26 of our 2007 Form 10-K. We believe that no modification accounting under SFAS 123(R) is necessary as there was little, if any, change in fair value in the short period between the initial accounting determination and the change in classification.

Item 9A. Controls and Procedures, page 44

5.

We note that you define disclosure controls and procedures however we also note that in their evaluation of such controls and procedures your chief executive officer and chief financial officer concluded that they are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports you file or submit under the Exchange Act. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in the report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings, your officers may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Exchange Act Rule 13a-15(e).

Our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in the report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. In future filings, we will revise our disclosure to read as follows:

ITEM 9A CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of [insert relevant date]. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective.

Thank you for your comments, and we look forward to discussing our responses with you.

Sincerely,

/s/ Lori A. Walker

Lori A. Walker

Cc:	Julie Kunkel, Partner, Ernst & Young LLP

Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP